Vast Ready to Deliver First-of-its-Kind Clean Energy Solution with Final Prototyping Completed
•Vast successfully completes large-scale testing of its CSP receiver tower, marking the final technical milestone
•With all key components validated, Vast is now set to deploy its advanced clean energy solution at the Port Augusta Green Energy Hub in South Australia, and at future projects
•Developed and manufactured in Australia, Vast’s award-winning technology delivers highly efficient, cost-effective, and reliable clean energy on demand
GOODNA, Queensland, Australia, 11th February 2025, – Vast Renewables Limited (“Vast”) (Nasdaq: VSTE), a leading Australian clean energy solutions company, has achieved a breakthrough with the successful launch of a first-of-its-kind concentrated solar thermal power (“CSP”) receiver tower.
Designed and manufactured in Goodna, Queensland, the receiver tower is the final component of Vast’s next generation clean energy solution to be built and tested at operational scale. The technology is set to be deployed at Vast’s Port Augusta Green Energy Hub to power South Australia’s grid and green fuels production. The milestone reinforces Vast’s readiness to deliver solutions with best-in-class performance and is an important step toward financial close for Vast Solar 1 (“VS1”), the company’s 30MW utility scale reference project with 8 hours of storage.
Vast’s receiver tower design will deliver more efficient, lower cost and lower risk dispatchable clean energy on demand, outperforming any solution in market today. The receiver tower is modular and repeatable with a simple supply chain, which Vast believes will facilitate rapid construction on site and straightforward commissioning. The design also reduces energy losses and has limited moving parts to deliver reliable long-term performance.

As one of the sunniest countries in the world, CSP is an obvious choice in Australia’s energy transition. The technology’s long duration energy storage capability and dispatchable capacity should be a critical complement to intermittent solar PV and wind. Homes, industry and transport need access to green, reliable and affordable energy on demand when the sun isn’t shining and the wind isn’t blowing.
Vast is a leader in the global CSP industry, pioneering the next generation of technology that offers superior performance at lower cost and risk. Vast’s patented technology is designed and made in Australia, creating highly skilled green jobs and supporting Australia’s goal to be a renewable energy superpower with significant export opportunities.
Vast’s Port Augusta Green Energy Hub will showcase Vast’s CSP v3.0 technology, following the successful operation for nearly three years of a grid-connected demonstration project that received the International Energy Agency’s SolarPACES 2019 Technical Innovation Award.
Craig Wood, CEO of Vast, said: “This innovation in our receiver tower is driving even greater performance from our clean energy solution. By harnessing Australia’s abundant natural resources, our projects aim to spark the growth of a domestic CSP industry while creating export opportunities to deliver Australian green technology to clean energy projects worldwide. We’re proud of the breakthroughs we’ve achieved, and the immense potential our technology has to play a vital role in the world’s decarbonisation efforts.”
Vast’s award winning solution is set to be deployed at utility-scale at VS1 to deliver energy into the national grid, and to partly power a world-first co-located renewable methanol production facility. Methanol has the potential to decarbonise shipping and is already being used to power major container vessels.
Vast also has a global pipeline of projects that will help to decarbonise electricity generation and power the production of green methanol and sustainable aviation fuels.
Vast continues to receive significant backing from the Australian Government and major strategic investors including EDF and Nabors Industries. Today’s breakthrough comes after Vast announced in December it has signed an updated funding agreement to access up to $30 million of its existing $65 million grant from the Australian Renewable Energy Agency (“ARENA”) to support green technology manufacturing and project development activities.

ENDS

About Vast
Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, or a combination to enable the production of sustainable fuels. Vast’s CSP v3.0 approach utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.

Visit www.vast.energy for more information.

Contacts
For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For US media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

For Australian media:
Nick Albrow
WilkinsonButler
nick@wilkinsonbutler.com

Forward Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Port Augusta project, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to execute its business plan, including the completion of the Port Augusta project , at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast's recent business combination; the inability to recognize the anticipated benefits of Vast's business combination; costs related to that business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, as amended on November 7, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov